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EXHIBIT 99

           SUMMARY OF NON-EMPLOYEE DIRECTOR COMPENSATION AND BENEFITS

Effective March 2004, the compensation of the non-employee Directors was set as follows:

CASH COMPENSATION

Board meeting fee:

          (a) $1,500 per half day meeting

          (b) $3,000 per full day meeting

EQUITY COMPENSATION

In addition, under the Director's Stock Plan, upon initial election to the Board, each non-employee Director shall be granted shares of the Corporation's Common Stock equal to 1.0% of the gross potentially outstanding Company Common Stock as of March 23, 2005.